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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                       Commission File Number: 333-109343

                            PARAMOUNT RESOURCES LTD.
                 (Translation of registrant's name into English)


                              888-3(rd) Street S.W.
                          Bankers Hall West, Suite 4700
                            Calgary, Alberta T2P 5C5
                                     Canada
                    (Address of principal executive offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F____ Form 40-F __X___

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
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                                TABLE OF CONTENTS

         The following documents are filed as part of this Form 6-K:

Exhibit             Description
-------             -----------
       99.1         Press Release, dated December 17, 2004, relating to an exchange offer for senior notes.

       99.2 Consent and Letter of Transmittal used in connection with exchange offer for senior notes.

       99.3 Notice of Guaranteed Delivery used in connection with exchange offer for senior notes.

       99.4 Letter to Brokers used in connection with exchange offer for senior notes.

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                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 20, 2004

                                   PARAMOUNT RESOURCES LTD.
                                   (REGISTRANT)

                                   By:      /s/ Charles E. Morin
                                         --------------------------------
                                   Name:  Charles E. Morin
                                   Title  Corporate Secretary
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                                  EXHIBIT INDEX

Exhibit             Description
-------             -----------
       99.1         Press Release, dated December 17, 2004, relating to an exchange offer for senior notes.

       99.2 Consent and Letter of Transmittal used in connection with exchange offer for senior notes.

       99.3 Notice of Guaranteed Delivery used in connection with exchange offer for senior notes.

       99.4 Letter to Brokers used in connection with exchange offer for senior notes.